SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 25,2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                              SABESP PRESS RELEASE

São Paulo,  Brazil,  June 20, 2003 - Companhia de Saneamento Básico do Estado de
São  Paulo-SABESP  (SBS) (Bovespa:  SBSP3),  one of the largest water and sewage companies in the Americas (based on 2002 revenues),  announced today that it has completed an offering of US$225  million  principal  amount of its 12% Notes due
2008, with interest payable  semiannually.  The notes were offered in the United
States only to qualified institutional investors pursuant to Rule 144A under the
U.S. Securities Act of 1933, as amended, and, outside the United States, only to
non-U.S.  investors.  The  proceeds of this  offering  will be used to refinance
SABESP’s 12% Notes due 2003 and to repay certain of its other  indebtedness from time to time.

The securities have not been registered  under the U.S.  Securities Act of 1933, as amended (the  “Securities  Act”), or any state securities laws, and unless so registered,  may not be offered or sold in the United States except  pursuant to an  exemption  from,  or in a  transaction  not  subject  to,  the  registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the  solicitation  of an offer to buy any security and shall not constitute an offer,  solicitation or sale in any jurisdiction in which such offering would be unlawful.

Statements  contained  in this press  release  may contain  information  that is forward-looking and reflects  management's  current view and estimates of future economic circumstances, industry conditions, SABESP’s performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements  regarding the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial  condition,  liquidity or results of  operations  are  forward-looking statements within the meaning of the U.S. Private  Securities  Litigation Reform
Act of 1995  and  involve  a  number  of risks  and  uncertainties.  There is no guarantee  that these results will actually  occur.  The statements are based on many assumptions and factors,  including general economic and market conditions, industry  conditions,  and operating factors. Any changes in such assumptions or
factors  could  cause  actual   results  to  differ   materially   from  current
expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 25, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Reinaldo Jose Rodriguez de Campos
Name: Reinaldo Jose Rodriguez de Campos Title: Corporate Management Officer (acting Economic and Financial Officer)

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.